Tel 713.758.2222 Fax 713.758.2346
November 3, 2010
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	QR Energy, LP Registration Statement on Form S-1 File No. 333-169664 Filed September 30, 2010
Dear Mr. Schwall:
          Set forth below are the responses of QR Energy, LP, a Delaware limited partnership (“QR Energy,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2010, with respect to QR Energy’s Registration Statement on Form S-1 initially filed with the Commission on September 30, 2010, File No. 333-169664 (the “Registration Statement”). Each response below has been prepared and is being provided by QR Energy, which has authorized us to respond to the Staff’s comments on its behalf.
          Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.
          For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.
General
1.	Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide

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November 3, 2010 Page 2
updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.
          Response:
          We provide complete responses to the Staff’s comments, and when disclosure has changed, we indicate in our responses what disclosure has been revised and noted where in the marked version of Amendment No. 1 responsive changes have been made. To the extent that comments in one section apply to similar disclosure elsewhere in Amendment No. 1, we revised all affected areas. Further, we undertake to provide updated disclosure with each future amendment to the Registration Statement.
2.	Please provide relevant updates with each amendment. For example, and without limitation, please describe the material terms of your new credit facility, provide material information with respect to any board action related to the awards to be granted to officers and directors of your general partner in connection with this offering, and describe the portion of the Fund’s debt that you will assume with respect to the Partnership Properties.
          Response:
          We revised the disclosure in Amendment No. 1 to provide relevant updates to the information contained in the initial filing. Specifically, we provided detailed disclosure of the material terms of our anticipated credit facility on page 122 of the preliminary prospectus. There has been no board action related to the awards to be granted to our general partner’s officers and directors subsequent to the initial filing. The board of directors of our general partner does not expect to grant awards to its executive officers or directors in connection with this offering. We updated our disclosure to specify the portion of the Fund’s debt that we will assume with respect to the Partnership Properties. For example, please read “Use of Proceeds” on page 66 of the preliminary prospectus.
3.	Please file all omitted exhibits as soon as possible. Once you file the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.
          Response:
          We filed the following exhibits with Amendment No. 1:
•	Exhibit 1.1 – Form of Underwriting Agreement;

•	Exhibit 3.3 – Form of First Amended and Restated Agreement of Limited Partnership of QR Energy, LP (included as Appendix A to the Preliminary Prospectus);

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•	Exhibit 10.2 – Form of Contribution, Conveyance and Assumption Agreement;

•	Exhibit 10.3 – Form of QRE GP, LLC Long-Term Incentive Plan;

•	Exhibit 10.4 – Form of Omnibus Agreement;

•	Exhibit 10.5 – Form of Services Agreement;

•	Exhibit 10.6 – Form of Director Indemnification Agreement;

•	Exhibit 21.1 – List of Subsidiaries of QR Energy, LP;

•	Exhibit 23.5 – Consent of Vinson & Elkins L.L.P (contained in Exhibit 5.1); and

•	Exhibit 23.6 – Consent of Vinson & Elkins L.L.P (contained in Exhibit 8.1).
          Additionally, we are supplementally providing the Staff with Exhibit 5.1 – Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered and Exhibit 8.1 – Opinion of Vinson & Elkins L.L.P. relating to tax matters. Further, we undertake to file all other omitted exhibits as soon as possible to allow the Staff sufficient time to review.
4.	In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.
          Response:
          We undertake to provide in future amendments to the Registration Statement all material information other than information we are entitled to omit pursuant to Rule 430A.
5.	Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.
          Response:
          We discussed our proposed listing with representatives of the New York Stock Exchange (the “NYSE”) and we have been informed that the NYSE is in the process of conducting its standard confidential eligibility review. Based on these discussions, we expect to receive a clearance letter from the NYSE on or about November 11, 2010, and we intend to submit our original listing application as soon as possible, thereafter. Because we have not filed the original listing application, we have not revised our disclosure regarding our application status. Further, we undertake to provide updated disclosure regarding status of our original listing application with each amendment to the Registration Statement.
6.	Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well

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as accompanying captions, if any. We may have comments after reviewing these materials.
          Response:
          We are supplementally providing the Staff with copies of the artwork and graphics as well as accompanying captions that we propose to include in the preliminary prospectus.
7.	Please submit to us on a supplemental basis all sales literature prior to first use. Once you submit these materials, allow sufficient time to complete our review.
          Response:
          We acknowledge the Staff’s comment. We will supplementally provide the Staff with copies of the road show slides that are expected to be used in connection with our offering. We will do so sufficiently in advance of their first use to permit the Staff to complete its review of the slides.
8.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.
          Response:
          We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared its filing prior to requesting accelerated effectiveness of the Registration Statement.
Prospectus Cover Page
9.	You present the cover page disclosure in a font significantly smaller than the rest of your prospectus, which impacts readability. In addition, please revise your cover page to include more concise descriptions of the risks presented.
          Response:
          We increased the font size of the text on the cover page of the preliminary prospectus to improve its readability. Additionally, we revised the descriptions of the risks presented on the cover page to the preliminary prospectus to provide concise descriptions of the risks presented. Please read the cover page to the preliminary prospectus.
10.	Please revise your cover page to disclose the percentage of offering proceeds that will be invested in the business of the partnership. See Section II.B.3.a. of SEC Release 33-6900.

November 3, 2010 Page 5
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read the cover page of the preliminary prospectus.
11.	Please revise the first bulleted risk set forth on your prospectus cover page to state that you would not have generated sufficient available cash on a pro forma basis to have paid the minimum quarterly distribution on all of your units for the year ended December 31, 2009 or the twelve months ended June 30, 2010. We note your related disclosure at page 26.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read the cover page of the preliminary prospectus.
Prospectus Summary, page 1
12.	Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read page 7 of the preliminary prospectus.
13.	Please supplement your definition of “the Fund” to disclose the other “certain related entities.”
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. We revised the reference to “certain related entities” to include the specific entities included in the definition of “the Fund” throughout Amendment No. 1, which include QAB Carried WI, LP, QAC Carried WI, LP, and Black Diamond Resources, LLC. Please read page 1 of the preliminary prospectus.
Overview, page 1
14.	We note that you refer repeatedly to the partnership properties, as well as the properties you intend to target for future acquisition, as “mature, legacy onshore oil and gas reservoirs with long-lived, predictable production profiles.” Please explain to us, and disclose as applicable, specifically what you mean by “mature” and “legacy” and how these terms apply to all of your properties. Additionally, your reference to these properties as “long-lived” and “predictable” does not appear to take into account the risks you describe at page 34, such as the fact that oil and gas development and production is a high-risk activity with many uncertainties. In addition, the fourth

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paragraph of the risk factor on page 32 appears to suggest that some of your properties may not fit these descriptions.
          Response:
          We revised the disclosure in Amendment No. 1 to clarify that when we characterize our current and future properties as “mature, onshore oil and gas reservoirs with long-lived, predictable production profiles,” we are referring to oil and natural gas properties located in fields that generally have been producing for a long period of time, typically more than ten years. Observing the performance of these fields over many years allows for greater understanding of production and reservoir characteristics, making future performance more predictable. In other words, the production and corresponding decline rates attributable to properties of this type, in contrast with more recently drilled properties, can be forecasted with a greater degree of accuracy. Similarly, words such as “mature” or “legacy” are also used to describe properties with established operating, reservoir, and production characteristics. The properties selected for inclusion among the Partnership Properties were chosen, in part, because we expect that the greater precision in forecasted production attributable to the properties will result in more stable cash flows that are desirable for a publicly traded partnership such as ours. Please read page 147 of the preliminary prospectus.
          With regard to the risk factor on page 36 of the preliminary prospectus, it is true that, generally speaking, the development and production of oil and natural gas has a number of uncertainties that pose substantial risk. We and other participants in the oil and natural gas production industry view the properties we characterize as “long-lived” and “predictable” as less risky, since many of the operational risks associated with oil and natural gas production tend to occur earlier in the lifecycle of oil and gas properties (for example, drilling a well, whether one will discover hydrocarbons capable of production in paying quantities and initial production decline rate). We do not imply that oil and natural gas production activities are without significant inherent risk; however, within the risk continuum, properties with known operating, production, and reservoir characteristics have a lower risk profile.
          We included the risk factor under the heading “Our Estimated Proved Reserves Are Based on Many Assumptions That May Prove to Be Inaccurate. Any Material Inaccuracies in These Reserve Estimates or Underlying Assumptions Will Materially Affect the Quantities and Present Value of Our Estimated Reserves” on page 36 of the preliminary prospectus regarding reserve estimates from fields with shorter production histories being less reliable due to the fact that, while we and other participants in the oil and natural gas production industry consider the Partnership Properties to have long production histories, within the Partnership Properties certain assets have longer production histories than others. For example, our assets in the Permian Basin have longer production histories than our assets in our other operating regions. Similarly, we could acquire additional assets with shorter production histories than certain of the Partnership Properties. We believe this disclosure identifies the risk by indicating that the production history of our properties may be different in the future.
15.	We note your reference to the Fund’s retained properties and related reserves. As there is no present agreement to purchase these properties, please revise to delete references

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to the Fund’s oil and gas reserves. If you disagree, provide your analysis, reserve reports, and related support for your statements.
          Response:
          The Fund has informed us that it intends to offer us the opportunity to purchase its additional mature onshore producing oil and natural gas assets, from time to time, in future periods at negotiated prices. As disclosed on pages 4, 140, and 142, one of our principal business strategies is to acquire producing oil and natural gas properties from the Fund. Although we do not have an existing agreement with the Fund to purchase the Fund’s retained properties, the Fund will be contractually committed to providing us with opportunities to purchase additional proved reserves in future periods under specified circumstances. Specifically, under the terms of our omnibus agreement, the Fund will commit to offer us the first opportunity (the “ROFO”) to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves, as measured by value. While the Fund is not obligated to offer to sell any properties to us, except in circumstances triggering our rights under the ROFO, we believe that selling properties to us will enhance the Fund’s economic returns by monetizing long-lived producing properties while potentially retaining a portion of the resulting cash flow through distributions on its limited partner interest in us, and thus the Fund has significant incentives to sell its retained assets to us. Omitting disclosure related to the Fund’s retained assets from the preliminary prospectus would deprive prospective investors of material information necessary to understand our competitive strengths and one of our principal business strategies following this offering.
          Operating companies and other entities (“Sponsors”) who own or control assets that produce qualifying income often form publicly-traded limited partnerships like our partnership, and continue to sell additional assets to the partnership over time. This Sponsor “dropdown” strategy is frequently disclosed in the partnership’s registration statement along with detailed information regarding the Sponsor’s other assets that produce qualifying income. For example, each of the EV Energy Partners, L.P. prospectus dated September 26, 2006, the Encore Energy Partners LP prospectus dated September 11, 2007 and the Pioneer Southwest Energy Partners L.P. prospectus dated August 30, 2008, each relating to their initial public offering, includes information regarding the Sponsor’s assets.
          To give prospective investors a sense of the relative value of our ROFO, we believe it is necessary to describe the Fund’s retained assets that will be subject to the ROFO, including related reserve data. We acknowledge, however, the Staff’s concern that we have no present agreement to purchase the Fund’s retained properties and the Fund is not obligated to offer any of the retained assets for sale; therefore, we agree that it is appropriate to include, on every page where we disclose the Fund’s retained assets or our related acquisition strategy, disclosure cautioning prospective investors that, except in circumstances triggering our rights under the ROFO described above, the Fund has no obligation to offer additional properties to us following this offering. In our initial filing, we included such disclosure in relevant places throughout the preliminary prospectus, which is still reflected in Amendment No. 1 on pages 4, 140, and 142, and added additional disclosure on pages 2, 140, 143 and 145 of the preliminary prospectus.

November 3, 2010 Page 8
          With regard to the Staff’s request for reserve reports supporting the amount of proved reserves retained by the Fund set forth in the preliminary prospectus and other related information, we included as Exhibit A to this letter the pro forma estimated proved reserve information as of June 30, 2010 based on evaluations prepared by our internal reservoir engineers. This pro forma estimated reserve information uses the same benchmark commodity pricing as used for the Partnership Properties pro forma estimated reserve information noted in Appendix C to Amendment No. 1. We also revised Amendment No. 1 to indicate that reserves relating to the Fund’s retained properties were prepared by our internal engineers and cross reference the risk factor entitled “Our Estimates of Proved Reserves Attributable to the Partnership Properties That Have Not Been Prepared or Audited By an Independent Reserve Engineering Firm May Not Be As Reliable or As Accurate As Estimates of Proved Reserves Prepared By an Independent Reserve Engineering Firm.” Please read page 37 of the preliminary prospectus.
16.	Throughout the prospectus summary, you refer investors to other places in the document where they can find more comprehensive discussions of the various issues. Please provide the related page numbers.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Given the substantial number of pages impacted by the revision, we concluded that identifying each responsive change in the preliminary prospectus would not assist the Staff in evaluating our response.
17.	With respect to your disclosure at page 2 regarding the remaining properties owned by the Fund following the contribution of the Partnership Properties, please revise to also include the number of net wells in which the Fund holds interests, as well as the net production produced to its interests.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read pages 2, 5, 112, 140 and 145 of the preliminary prospectus.
18.	We note from your disclosure that “The Fund has informed us that it intends to offer us the opportunity to purchase these mature onshore producing oil and natural gas assets, from time to time, in future periods.” Please expand your disclosure to explain how the purchase price of these properties will be determined (e.g., fair value, book value, etc.). If you will purchase these properties as fair value, please tell us how fair value will be determined.
          Response:
          We revised the disclosure in Amendment No. 1 to clarify that the purchase price for any assets acquired from the Fund in future periods will be negotiated. Please read page 5 of the preliminary prospectus. Ultimately, the terms of any definitive purchase agreement, including the purchase price of assets we acquire from the Fund in future periods will require agreement between the Fund and the board of directors of our general partner. The omnibus agreement

November 3, 2010 Page 9
contains no, and there is no other, agreement related the determination of purchase price in reference to fair value or book value. Moreover, without a competitive bid process or market check, there is no way to determine whether a purchase price is fair.
          Under our partnership agreement, the board of directors of our general partner may, but is not required to, seek the approval of the conflicts committee with respect to acquisitions from the Fund in future periods. In the end, the Fund is free to offer properties to us on terms it deems acceptable, and the board of directors of our general partner (or the conflicts committee) is free to accept or reject any such offers negotiating terms it deems acceptable to us. Put differently, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by the Fund. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including without limitation: production and reserve data, operating cost structure, current and projected cash flows, financing costs and the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory, and hydrocarbon mix (oil vs. natural gas). Additionally, the board of directors or the conflicts committee may engage an independent financial advisor to assist in its valuation analysis.
          We expect that the Fund will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Fund will be our largest unitholder following this offering, the Fund may consider the potential positive impact on its underlying investment in us by offering properties to us at attractive purchase prices. Likewise, the Fund may consider the potential negative impact on its underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.
Our Properties, page 2
19.	In footnote two [one] to the table on the bottom of page two you refer to “Statement of Financial Accounting Standard No. 69.” We further note a reference to SFAS No. 133 later in the document. Please note that the FASB Accounting Standards Codification became effective July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.
          Response:
          We updated all references to accounting standards to reflect the FASB Accounting Standards Codification. Please read pages 3, F-50 and F-62 of the preliminary prospectus.
Our Hedging Strategy, page 3
20.	We note your statements at page 5 that you intend to enter derivative contracts on a “rolling basis” and on an “opportunistic basis.” Please clarify what you mean by such terms in this context.

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          Response:
          We revised the disclosure in Amendment No.1 to clarify that we intend to enter into derivative contracts at times and on terms desired to maintain a portfolio of derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period at any given point in time. Please read pages 3, 35, 91, 113, 121, 141 and 143 of the preliminary prospectus.
          As opposed to entering into derivatives contracts covering all of our production at predetermined times or on prescribed terms, we enter into derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. For example, when we acquire oil and natural gas properties from third parties or bring additional products online, we generally enter into derivative contracts covering a significant portion of the estimated reserves associated with the acquisition. Additionally, we may take advantage of opportunities to modify our derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so. For example, we may enter into additional derivative contracts if doing so would allow us to increase the borrowing capacity under our credit agreements. As another example, we may enter into additional contracts when the forward prices for oil or natural gas relative to our underlying acquisition assumptions begin to trend in our favor. We revised Amendment No. 1 to provide additional disclosure regarding our hedging activity. For example, please read pages 3, 35, 91, 113, 121, 141 and 143 of the preliminary prospectus.
Our Principal Business Relationships, page 4
Our Relationship with the Fund, page 4
21.	We note that the Fund will be obligated to provide you the right of first refusal to purchase properties that it may offer for sale that consist of at least 70% proved developed producing reserves. In connection with your statement that you believe that the majority of the Fund’s assets are currently suitable for acquisition by you, please quantify the portion of the Fund’s retained properties that meet the 70% proved developed producing reserve criteria. With a view toward disclosure, explain to us whether there are safeguards in place to prevent the Fund from structuring transactions to avoid this obligation.
          Response:
          We revised the disclosure in Amendment No. 1 to specify that approximately 77% of the estimated reserves to be retained by the Fund are classified as proved developed producing, based on June 30, 2010 evaluations prepared by Quantum Resources Management’s internal reserve engineers. Please read page 5 of the preliminary prospectus. Additionally, we believe the percentage of the Fund’s estimated reserves classified as proved developed producing will increase over time as the Fund invests its capital to convert its proved undeveloped properties to proved developed producing. It is difficult to predict which properties the Fund may offer for

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sale in future periods or the estimated reserve classification mix of such properties. The estimated reserves retained by the Fund may be offered for sale in any number of potential combinations; therefore it is not possible to quantify the number of potential sale transactions that may meet the 70% proved developed producing reserve criteria.
          The Fund will determine whether any group of properties offered for sale meets this threshold, and therefore, whether it is obligated to offer such properties to us. We acknowledge that the 70% threshold is a value-weighted determination made by the Fund, acting in good faith pursuant to the terms of our Omnibus Agreement, and is subject to a number of subjective assumptions. As such, other than the Fund’s obligation to act in good faith, there are no additional safeguards in place to prevent the Fund from selecting a subset of assets that do not meet this standard or allocating value in a manner where the proved developed producing assets are below the 70% threshold. As a practical matter, however, given the Fund’s significant ownership in us following completion of the offering, we believe there is a sufficient economic incentive to deter the Fund from structuring its asset dispositions in an attempt to circumvent our contractual rights.
Management of QR Energy, LP, page 8
22.	Please revise to indicate, as you do on page 175, that these fees were negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations.
          Response:
          We revised the disclosure in Amendment No. 1 in response to the Staff’s comment. Please read page 10 of the preliminary prospectus.
Administrative Services, page 8
23.	Please disclose in this section what the expected administrative services fee would be assuming 2011 Adjusted EBITDA is in line with your projections at page 76.
          Response:
          We revised the disclosure in Amendment No. 1 to include the expected administrative services fee assuming 2011 Adjusted EBITDA is in line with our projections in the preliminary prospectus. Please read page 10 of the preliminary prospectus.
24. For the period beginning in fiscal 2013, please indicate briefly in this section, as you do at page 175, that Quantum Resources Management, LLC will exercise substantial discretion in determining the nature and amount of expenses allocated to the partnership. In addition, please explain to us, and disclose as applicable, whether it is likely that there will be a material change in the size of the administrative services fee once the partnership begins reimbursing Quantum Resources Management, LLC for actual direct and indirect expenses. In this regard, we note your disclosure at page 161.

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          Response:
          We anticipate that the administrative services fee paid to Quantum Resources Management during the years ended December 31, 2011 and 2012 will be less than the actual costs Quantum Resources Management incurs in providing services under the services agreement. As a result, we expect the administrative services fee will increase after December 31, 2012 when Quantum Resources Management is entitled to quarterly reimbursement for our allocable portion of expenses it incurs in providing services under the services agreement. Accordingly, we revised the disclosure in Amendment No. 1 to state that we expect the administrative services fee paid during 2011 and 2012 to be less than the actual costs incurred in providing such services under the services agreement. Please read page 10 of the preliminary prospectus. Quantum Resources Management will exercise substantial discretion in determining the nature and amount of expenses allocated to us and has not finalized the methodology for allocating such expenses to us. As a result, we are unable to estimate the magnitude of any increase in the administrative services fee following December 31, 2012. We revised the disclosure in Amendment No. 1 to address the Staff’s comment regarding the discretion Quantum Resources Management will have in determining the nature and amount of expenses allocated to us. Please read page 10 of the preliminary prospectus.
Management Incentive Fee, page 8
25.	We note your disclosure at page 67 that your partnership agreement may be amended with respect to the requirement that you distribute all available cash. Please discuss in the context of conflicts of interest the risk that the fund and its affiliates could amend the partnership agreement after the subordination period has ended.
          Response:
          We revised the summary conflicts of interest disclosure in Amendment No. 1 to reflect the Staff’s comment. Please read page 12 of the preliminary prospectus. We also revised the corresponding risk factor language to address the Staff’s comment. Please read page 54 of the preliminary prospectus.
Role of our Conflicts Committee in Acquisitions from the Fund and Quantum Energy Partners, page 11
26.	It appears that this discussion contemplates not only acquisitions from affiliates, but also potential joint venture transactions with such affiliates. Please modify the caption of this section to adequately describe the discussion included.

November 3, 2010 Page 13
          Response:
          We revised the caption to read “Role of Our Conflicts Committee in Acquisitions from, and Joint Acquisition Opportunities with, the Fund and Quantum Energy Partners.” Please read page 14 of the preliminary prospectus.
27.	We note that your general partner’s board of directors will have a standing conflicts committee comprised of at least three independent directors. Please disclose the total number of directors on the general partner’s board.
          Response:
          We revised the summary conflicts of interest disclosure in Amendment No. 1 to reflect the Staff’s comment. Please note that we reduced the minimum number of members of the conflicts committee from three to one. Please read page 14 of the preliminary prospectus.
28.	In addition, please revise to clarify that the conflicts committee does not review all such transactions, only those that the general partner’s board of directors chooses to refer, as noted at page 180.
          Response:
          We revised the disclosure in Amendment No. 1 to clarify that the conflicts committee does not review all transactions where inherent conflicts of interests exist; rather, the conflicts committee only reviews transactions where the board of directors of our general partner seeks approval from the conflicts committee. Please read page 14 of the preliminary prospectus.
The Offering, page 12
Cash Distributions, page 12
29.	We note your disclosure at page 13 that the amount of pro forma available cash generated during the twelve-month period ended June 30, 2010 would not have been sufficient to pay the full minimum quarterly distributions. Please revise this section to indicate also that available cash would not have been sufficient to make full quarterly distributions in the twelve-month period ended December 31, 2009, as you disclose at page 26.
          Response:
          We revised the disclosure in Amendment No. 1 to indicate that available cash would not have been sufficient to make full minimum quarterly distributions in the twelve-month period ended December 31, 2009. Additionally, we revised our disclosure on page 16 of Amendment No. 1 regarding the amount of pro forma available cash generated during the twelve month period ended June 30, 2010 to conform the presentation of such information to similar disclosure on page 30 of the preliminary prospectus. Please read page 16 of the preliminary prospectus.

November 3, 2010 Page 14
Management Incentive Fee, page 14
30.	With respect to your statement here and throughout your filing that no incentive fee will be earned or payable unless you have made or reserved a quarterly distribution that “equaled or exceeded the Target Distribution for such quarter,” it appears that the incentive fee is only payable in quarters where the distribution equals or exceeds 115% of the Target Distribution for such quarter, as stated on page 8 and elsewhere. Please advise or revise.
          Response:
          We revised the disclosure in Amendment No. 1 to clarify that the Target Distribution is equal to 115% of the minimum quarterly distribution, and that the management incentive fee is payable in quarters where distributions equal or exceed the Target Distribution for such quarter. Please read pages 10 and 16 of the preliminary prospectus.
Summary Reserve and Pro Forma Operating Data, page 23
31.	Please revise your statement in footnote 1 that “[o]ne Boe is equal to six Mcf,” to reflect that this represents only a rough energy equivalency, not price equivalency.
          Response:
          We revised the disclosure in Amendment No. 1 to reflect that “one Boe is equal to six Mcf” represents only an approximate energy equivalency, not price equivalency. Please read page 27 of the preliminary prospectus.
Risk Factors, page 25
“Our Estimated Proved Reserves Are Based on Many Assumptions . . .,” page 32
32.	We note that you refer to the standardized measure of your estimated proved reserves frequently, particularly in the prospectus summary. Please break out into a separate risk factor under an appropriate heading your discussion with respect to the risks surrounding the use of the standardized measure.
          Response:
          We revised the disclosure in Amendment No. 1 to include a separate risk factor under the heading “The Standardized Measure of Our Estimated Proved Reserves is Not Necessarily the Same as the Current Market Value of Our Estimated Proved Oil and Natural Gas Reserves” describing the risks associated with the use of standardized measure. Please read page 37 of the preliminary prospectus.
Use of Proceeds, page 62
33.	Please revise to include also a tabular presentation of your intended use of proceeds.

November 3, 2010 Page 15
          Response:
          We revised the disclosure in Amendment No. 1 to add a tabular presentation of our intended use of proceeds. Please read page 66 of the preliminary prospectus.
34.	We note your disclosure at page 62 that the net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund. Please provide such information on your prospectus cover page. In addition, please clarify why such amounts will be paid to the Fund, and why units not purchased pursuant to the underwriters’ allotment will be issued to the Fund.
          Response:
          We revised the disclosure in Amendment No. 1 to include a statement on the cover page of the preliminary prospectus that the net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to the Fund. Please read the cover page of the preliminary prospectus.
          Additionally, we revised the disclosure in Amendment No. 1 to clarify that the payment of net proceeds or issuance of additional common units to the Fund represents a portion of the consideration paid to the Fund for their contribution of the Partnership Properties to us. Please read page 66 of the preliminary prospectus.
Our Cash Distribution Policy and Restrictions on Distributions, page 66
General, page 66
Restrictions and Limitations on Cash Distributions . . ., page 66
35.	We note your disclosure at page 67 that it is possible that return of capital distributions could be made from operating surplus. Please add related risk factor disclosure, or tell us why this does not present a material risk. In addition, please add a cross-reference in this section to your discussion of operating surplus and capital surplus that begins at page 89.
          Response:
          We respectfully submit that all material risks relating to distributions of capital surplus are already disclosed. Specifically, the effect of a distribution of capital surplus is disclosed in a risk factor on page 58 of the preliminary prospectus under the heading “If We Distribute Cash from Capital Surplus, Which is Analogous to a Return of Capital, Our Minimum Quarterly Distribution Will Be Reduced Proportionately, and the Target Distribution Relating to Our General Partner’s Management Incentive Fee Will Be Proportionately Decreased.” Additionally, please note our current disclosure on page 71 stating that we do not anticipate making distributions from capital surplus. We revised the disclosure in Amendment No. 1 to include a cross reference to the discussion of operating surplus and capital surplus beginning on page 93 of the preliminary prospectus. Please read page 71 of the preliminary prospectus.

November 3, 2010 Page 16
QR Energy, LP – Estimated Adjusted EBITDA, page 76
36.	We note you present estimated adjusted EBITDA prior to the establishment of any reserves by the board of directors of your general partner. Please clarify why you have presented estimated adjusted EBITDA prior to the establishment of any reserves as your disclosure on page 88 appears to imply that the establishment of reserves will be required for the proper conduct of your business, to comply with applicable laws, and to comply with your debt and other agreements.
          Response:
          We use estimated adjusted EBITDA as a supplemental financial measure to assess the cash flow generated by our assets; however, our estimated adjusted EBITDA is not equivalent to our available cash, which our general partner must determine before we make distributions to our unitholders. In calculating the amount of cash available for distribution to our unitholders, our general partner will determine an appropriate level of cash reserves necessary to provide for the proper conduct of our business, which includes the cash demands of an ongoing enterprise such as capital expenditures, working capital needs and operating expenses. Our presentation of prospective financial information on page 80 of the preliminary prospectus deducts cash interest expense and estimated average maintenance capital expenditures from estimated adjusted EBITDA to determine the amount of cash that will be available for distribution to our unitholders. These two deductions represent what we believe is a reliable estimate of the amounts our general partner will determine to reserve before deciding the amount of cash distributions during the forecast period. We revised the disclosure in Amendment No. 1 to clarify that we have not included any reserves beyond the estimated maintenance capital expenditures and cash interest expense in calculating the estimated cash available for distribution. Please read page 80 of the preliminary prospectus.
Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee, page 88
Definition of Available Cash, page 88
37.	You disclose that the amount of cash available for distribution is less a cash reserve to “provide for the proper conduct of our business.” Please expand this disclosure to more clearly identify the items that provide for the proper conduct of your business.
          Response:
          We revised the disclosure in Amendment No. 1 to include examples of specific items: the amounts reserved for capital expenditures, working capital and operating expenses. Please read page 92 of the preliminary prospectus.
Capital Expenditures, page 91
38.	We note your statement at page 92 that the use of estimated maintenance capital expenditures in calculating operating surplus will make it more difficult for you to

November 3, 2010 Page 17
raise your distribution above the minimum quarterly distribution and pay a management incentive fee to your general partner. Please clarify how the use of estimated maintenance capital expenditures will have such an effect.
          Response:
          We revised the disclosure in Amendment No. 1 to clarify that it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay a management incentive fee because estimated maintenance capital expenditures reduce cash available for distribution even in quarters when no actual maintenance capital expenditures are made. Conversely, the use of estimated maintenance capital expenditures in calculating operating surplus will have the opposite effect in quarters when actual capital expenditures exceed the estimate. Please read page 96 of the preliminary prospectus.
Management’s Discussion and Analysis, page 106
Overview, page 106
Our Properties, page 106
39.	Please revise to disclose also the number of net wells in which you have working interests.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read pages 2, 5, 86, 111, 112, 140, 145, 148, 149, 150, 151, 152 and 153 of the preliminary prospectus.
Retained Properties, page 107
40.	We note that the Fund’s retained assets are “legacy properties in [y]our producing regions with characteristics similar to the Partnership Properties.” In an appropriate place, disclose how your general partner, the Fund, and the other affiliates determined which properties they would contribute to you in connection with this offering. To the extent true, indicate that these decisions were not made on an arm’s-length basis, note the conflict of interest, and provide related risk factor disclosure as appropriate.
          Response:
          Our operating strategy will be substantially consistent with the Fund’s focus on long-lived assets with predictable production and modest decline profiles. In determining which properties to contribute to us in connection with this offering, our general partner and the Fund first identified properties that collectively would be expected to generate stable cash flows and require relatively low capital expenditures — a prerequisite for a company valued, in part, on its ability to pay and increase distributions are time. Based on this threshold requirement, there were a myriad of potential asset combinations available to our general partner and the Fund. In addition to addressing the threshold question of suitability, our general partner and the Fund also

November 3, 2010 Page 18
considered historical demand for investments in entities like us to evaluate the appropriate amount of assets contributed to us.
          Because our operating strategies are aligned in this manner, our general partner and the Fund believe that the assets contributed to us should be representative of the Fund’s existing portfolio as a whole. As a result, all of the assets to be contributed to us have low decline rates, long production lives and favorable operating cost structures. In determining which specific assets to contribute, our general partner and the Fund used a number of qualitative and quantitative screening criteria, including primarily:
•	Hydrocarbon mix: based on the current price environment for oil and natural gas, our general partner and the Fund believed it was appropriate and advisable that the Partnership Properties be weighted toward oil;

•	Geographic diversity: in order to more closely mirror the Fund’s portfolio of assets, our general partner and the Fund selected a mix assets to contribute to us from each of the Fund’s primary operating regions, which we believe will help us to mitigate problems relating to regional price or demand issues; and

•	Modest future capital expenditure requirements: because we will be required to distribute all of our available cash, and because our strategy will be to grow our distributions over time, our general partner and the Fund did not believe it would be appropriate to contribute assets to us that would require us to make substantial capital expenditures.
          We revised the disclosure in Amendment No. 1 to reflect the selection process described above. Please read page 147 of the preliminary prospectus.
          The decision on which assets to contribute to us was not made on an arms-length basis. Nonetheless, we do not believe these decisions involved a conflict of interest, because the potential investors do not yet have an interest in the Fund or its assets. Until we receive capital from the investors in this proposed transaction, we will be a wholly-owned subsidiary of the Fund. In the future, however, purchases of retained assets from the Fund and other related party transactions will present potential conflicts of interest, and we will have a conflicts committee to which our general partner can submit transactions for approval.
Pro Forma Results of Operations, page 114
Factors Affecting the Comparability of the Pro Forma Results . . ., page 114
41.	You state in the third bullet point at page 114 that you are not obligated to pay a management fee. Please distinguish such management fee from the administrative fee that you will be obligated to pay to Quantum Resources Management, LLC.

November 3, 2010 Page 19
          Response:
          Historically, our predecessor made two types of payments to its general partner: a management fee and a reimbursement of general and administrative expenses. This fee structure is mirrored in the arrangement between us, our general partner and Quantum Resources Management that will be in effect following the closing of this offering.
          Assuming the necessary conditions are met, the management incentive fee we will pay to our general partner is analogous to the management fee that our predecessor paid to its general partner. Our predecessor’s management fee is intended to represent the customary profit due to the owners of a money management enterprise. The management incentive fee that we may pay our general partner is designed to approximate this historical management fee that our predecessor paid to its general partner. Neither our predecessor’s payment of a management fee to its general partner nor our payment of the management incentive fee to our general partner is reflected in our pro forma financial statements. We revised Amendment No. 1 to clarify that the management incentive fee we will pay is distinct from, but analogous to, the management fee that our predecessor paid to its general partner. Please read page 119 of the preliminary prospectus.
          Our predecessor reimbursed its general partner for general and administrative expenses incurred on our predecessor’s behalf. Similarly, our services agreement provides that prior to December 31, 2012, our general partner will pay Quantum Resources Management, and we will reimburse our general partner for, a fee equal to 3.5% of our Adjusted EBITDA in exchange for the provision of services. After December 31, 2012, our general partner will reimburse Quantum Resources Management, and we will reimburse our general partner, for all of our allocated general and administrative costs and expenses. Please read page 119 of the preliminary prospectus.
Business and Properties, page 134
Production, Revenues and Price History, page 150
42.	Within the table at the top of page 150, please clarify whether the amounts presented for the Partnership Properties are on a pro forma basis. If not, please explain how the amounts were determined.
          Response:
          We revised the disclosure to clarify that the table provided for the Partnership Properties is presented on a pro forma basis. Please read page 158 of the preliminary prospectus.
Management, page 161
43.	We note your disclosure at page 161 that it is anticipated that certain of the executive officers of your general partner will devote significantly less than a majority of their time to your business in the foreseeable future. For each executive officer of your

November 3, 2010 Page 20
general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.
          Response:
          We revised the disclosure in Amendment No. to provide a reasonable estimate for the time each of our executive officers will devote to our business. Please read page 158 of the preliminary prospectus.
44.	In connection with your discussion of the conflicts committee, please revise to disclose each of the various functions performed by the conflicts committee, including without limitation, its function in determining the fair market value of your assets other than reserves or derivatives in connection with the management incentive fee base and its role in resolving conflicts of interests.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Specifically, the discussion on Management of QR Energy, LP has been amended to reflect that other than;
•	the determination of the fair market value of our assets, other than our estimated oil and gas reserves and our commodity derivative contracts that principally produce qualifying income for federal income tax purposes;

•	the approval of the amount of estimated maintenance capital expenditures deducted from operating surplus; and

•	the approval of the allocation of capital expenditures between maintenance capital expenditures, investment capital expenditures, and growth capital expenditures, the determination of whether a specific matter should be referred to the conflicts committee will be made by the board of directors in their sole and complete discretion. This section has been further amended to reflect that it is anticipated that any sale of equity or debt by us to an owner or affiliate of an owner of our general partner will be approved by the conflicts committee of our general partner. Please read page 169 of the preliminary prospectus.
Directors and Executive Officers, page 163
45.	With respect to each individual, please ensure that you have provided relevant dates in connection with their prior employment histories. For example, the dates of Mr. Selzer’s employment prior to 2009 are not clear. Please revise.
          Response:
          We revised the disclosure in Amendment No. 1 to amend Mr. Selzer’s biography to include the dates of his employment prior to 2009. Please read page 172 of the preliminary prospectus.

November 3, 2010 Page 21
Compensation Discussion and Analysis, page 166
46.	We note your disclosure at page 166 that responsibility and authority for compensation-related decisions for executive officers dedicated to your business “will reside with [y]our general partner.” Please clarify whether this means that the board of directors of your general partner will make such decisions.
          Response:
          We revised the disclosure in Amendment No. 1 on to state clearly that “[o]ur general partner’s board of directors will have responsibility and authority for compensation related decisions for executive officers that provide services solely to us and have no responsibility for the Fund. Quantum Resources Management, however, will have responsibility and authority for compensation related decisions for executive officers that have responsibilities for both us and the Fund. The board of directors of our general partner, or a committee thereof, has responsibility and authority to make awards under the QRE GP, LLC Long-Term Incentive Plan.” Please read page 175 of the preliminary prospectus.
47.	We note your disclosure that you are not presenting compensation for historical periods. With a view toward disclosure, please tell us whether the Fund or its affiliates have historically allocated any portion of the compensation of your general partner’s directors and executive officers to the Partnership Properties.
          Response:
          The Fund has not historically operated the Partnership Properties as a separate business apart from the remaining business operations of the Fund, and the directors and executive officers of our general partner that served the Fund and its affiliates in similar capacities have historically received compensation from the Fund and its affiliates for their service related to all operations and properties of the Fund. As a result, the Fund and its affiliates have historically made no allocation of any portion of the compensation paid to our general partner’s directors and executive officers to the Partnership Properties.
48.	With respect to the incentive compensation that you plan to base on performance metrics, please revise to indicate whether the relevant performance metrics will relate solely to the performance of QR Energy, LP.
          Response:
          We revised the disclosure in Amendment No. 1 to reflect that the performance to be measured for determining incentive compensation is based on the individual’s contribution to our performance as well as our overall performance. Please read page 175 of the preliminary prospectus.

November 3, 2010 Page 22
Long-Term Incentive Plan, page 167
49.	Your disclosure that your general partner “has adopted” a long-term incentive plan does not appear to be consistent with your disclosure that your general partner “intends to adopt” the QRE GP, LLC Long-Term Incentive Plan. In addition, it is not clear whether the referenced plan is the same plan you intend to file as Exhibit 10.3. Please advise or revise.
          Response:
          We revised the disclosure in Amendment No. 1 to make clear that our general partner intends to adopt the QRE GP, LLC Long-Term Incentive Plan, a form of which has been filed with Amendment No. 1 as Exhibit 10.3 thereto. Please read page 176 of the preliminary prospectus.
Certain Relationships and Related Transactions, page 172
50.	We note your disclosure at page 175 that after December 31, 2012, your general partner will reimburse Quantum Resources Management for the allocable expenses it incurs in its performance under the service agreement. We also note your disclosure that such expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for you or on your behalf. Please disclose how the allocable expenses will be determined. For example, please discuss how the allocable expenses related to salary, bonus, and incentive compensation for executive officers of the general partner will be determined.
          Response:
          Our allocable expenses, consisting of salary, bonus, and incentive compensation, among other items, will be allocated after 2012 based on a methodology that Quantum Resources Management determines to be fair and appropriate. As you will note, our pro forma financial statements have allocated such amounts based on the relative fair value of the oil and natural gas properties contributed versus the oil and natural gas properties retained by the Fund. However, as explained in our response to Comment 24, our future allocation methodology will likely be different and has not yet been determined by Quantum Resources Management. Please read page 10 of the preliminary prospectus.
Conflicts of Interest and Fiduciary Duties, page 180
51.	We note that you are authorized to make investment capital expenditures. Please explain to us, and disclose as applicable, whether the general partner or an affiliate of the general partner has the authority to invest the partnership’s funds in other partnerships in which the general partner or an affiliate is the general partner or has an interest. To the extent true, also provide related risk factor disclosure.

November 3, 2010 Page 23
          Response:
          Although we have no plans to make investment capital expenditures, as disclosed in the prospective financial information included under the heading “Our Cash Distribution Policy and Restrictions on Distribution — Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2011,” on page 77 of the preliminary prospectus, our general partner is authorized to invest our funds as investment capital expenditures in other partnerships, including partnerships in which our general partner or an affiliate is the general partner or has an interest. We revised the risk factor disclosure in Amendment No. 1 to provide additional disclosure to prospective investors. Please read pages 49 and 192 of the preliminary prospectus.
52.	We note your disclosure at page 35 that affiliates of the Fund own leasehold interests lying contiguous or adjacent to your interests and that they could take actions, such as drilling additional wells, which would adversely affect your operations. Please revise to discuss this in further detail in this section. Indicate also whether these affiliates are managed by Quantum Resources Management, LLC.
          Response:
          The Fund has decided to contribute slightly different leasehold interests in the fields that the risk factor disclosure on page 35 of the preliminary prospectus was intended to address. Instead of contributing wellbore interests, we will receive an interest in the Cowden North Field that will be subject to: (i) a negative covenant prohibiting us from implementing a CO2 recovery project in the field and (ii) an agreement with the Fund that will allow the Fund to implement, at its cost, a CO2 recovery project, with the consent of the board of directors of our general partner, in exchange for the right to receive a share of the incremental production attributable to the injected CO2 on such terms as may be agreed to by the board of directors of our general partner and approved by our conflicts committee. As a result of this change, the risk is no longer applicable and we deleted the risk factor in Amendment No. 1.
Material Tax Consequences, page 208
53.	Please remove any implication that investors are not entitled to rely on the tax opinion. In that regard, we note your statement at page 208 in which you encourage prospective unitholders to “depend on” their own tax advisors.
          Response:
          We removed the language noted by the Staff encouraging prospective investors to depend their own tax advisors. Please read page 218 of the preliminary prospectus.
Lock-Up Agreements, page 231
54. Please file the lock-up agreements as exhibits.

November 3, 2010 Page 24
          Response:
          The form of lock-up agreement is included as Exhibit A to the Form of Underwriting Agreement, which is filed with Amendment No. 1 as Exhibit 1.1 thereto.
Unaudited Pro Forma Condensed Financial Statements, page F-2
General
55.	As requested in our letter to you dated September 28, 2010, please specifically disclose in the notes how the pro forma statements of operations are not indicative of operations going forward because they necessarily exclude various operating expenses of the Denbury Properties (i.e. expenses related to both the legacy EXCO and legacy Encore properties).
          Response:
          We revised the disclosure in the lead in note to the pro forma financial information accordingly. Please read page F-3 of the preliminary prospectus.
Note 2. Pro Forma Adjustments and Assumptions, page F-9
57.	Within note (f) you present the effects of borrowing $225 million under a new revolving credit facility. Please tell us whether you have received a commitment from a financing source and clarify for us why such borrowing is factually supportable for the purposes of pro forma adjustment. See Rule 11-02(b)(6) of Regulation S-X for guidance.
          Response:
          We are finalizing the financing commitment with a number of commercial banks, though no agreement has been executed as of the date of the filing of Amendment No.1. We believe the borrowings reflected in Note 2(f), however, are factually supportable because we are in the advanced stages of negotiation in obtaining the financing commitment and, as disclosed in “Use of Proceeds,” intend to use the proceeds of borrowings under our new revolving credit facility as partial consideration for the Partnership Properties. If we were unable to obtain this financing, the Fund would not contribute the Partnership Properties to us and this offering would not be completed.
58.	Within note (n) you provide a pro forma adjustment to reflect the additional personnel to manage the assets acquired in the Denbury acquisition. Please demonstrate to us how this adjustment is factually supportable. If you conclude such amounts should not be presented as a pro forma adjustment, please continue to provide footnote disclosure of such amounts with sufficient explanation as to why such amounts are not included within the pro forma presentation. Similar concerns apply to the pro forma adjustment described in note (v).

November 3, 2010 Page 25
          Response:
          We believe the adjustments for notes (n) and (v) are factually supportable, are expected to have a continuing impact, and are directly attributable to the Denbury acquisition or the offering. With respect to note (n), on May 24, 2010 (about the time of our acquisition), our Predecessor approved a requisition to hire an additional twelve employees and four contractors to support the activities of the Denbury Acquisition. The pro forma adjustment in note (n) reflects the estimated salaries and wage costs for the approved positions and job descriptions that have been identified, as well as travel, computers, supplies and other expenses to support these new employees and contractors. Such amount was presented and approved by the Board at that time.
          With respect to Note (v), the costs of operating as a public company, as opposed to a private company, include required regulatory expenses such as Sarbanes-Oxley compliance costs, audit, engineering and legal fees for SEC regulatory filings and tax K-1 processing and legal fees associated with our MLP structure that will be required as a result of our offering. These costs have been estimated based on engagement letters or fee quotes from our service providers. In addition, management has approved hiring nine additional personnel to support the internal accounting, financial reporting and compliance functions of required of a public company.
59.	Note (p) explains that such adjustments relate to the oil and gas interests to be contributed to you by your Predecessor. Please expand this disclosure to explain how the individual amounts were determined.
          Response:
          We revised the disclosure in note (p) to the pro forma financial information included in Amendment No. 1. Please read page F-10 of the preliminary prospectus.
60.	Please expand your disclosure within note (t) to explain how the amount of general and administrative expenses, exclusive of the administrative services fee, was determined. As part of your response, please address why the general and administrative expenses not related to the administrative services fee are factually supportable.
          Response:
          We revised the disclosure in note (t) to the pro forma financial information included in Amendment No. 1 accordingly. Please read page F-11 of the preliminary prospectus.
Note 4. Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
61.	As requested in our letter to you dated September 28, 2010, please expand your disclosures to provide the reserve information required by ASC 932-235-50-3 through

November 3, 2010 Page 26
50-11 on a pro forma basis for the oil and natural gas interests to be contributed to you by your Predecessor at the closing of the offering.
          Response:
          We are unable to expand our disclosure to provide the reserve information under ASC 932-235-50-3 through 50-11 on a pro forma basis for the oil and natural gas interests that are expected to be contributed to us by our Predecessor at the closing. The 2008 information related to the specific assets purchased from Denbury for the year-ended December 31, 2008 is not available to us. Additionally, certain of the properties acquired from Denbury were owned by EXCO at the end of 2008, and we have no contractual relationship with EXCO that requires EXCO to provide this information to us.
          Our inability to provide this information is consistent with our previous discussions with the Staff. In follow-up conversations regarding our proposed financial statement presentation included in the Registration Statement, we advised the Staff that we could not prepare or provide carve-out financial statements covering only that portion of the Denbury properties being contributed to us at the closing of this offering because we were unable to obtain the necessary information from EXCO. For the same reason, we are unable to provide the reserve information required by ASC 932-235-50-3.
QA Holdings, LP — Consolidated Statements of Cash Flows, page F-41
62.	Please tell us why you believe it is appropriate to present the proceeds from sales of marketable equity securities as an operating activity for the year ended December 31, 2009. We note that amounts for purchases and sales of marketable equity securities for the year ended December 31, 2008 were presented as an investing activity.
          Response:
          We reviewed our Predecessor’s reporting for the proceeds from sale of marketable equity securities of $6,233,000 within the statement of cash flows and, after further consideration, we concluded that such amount should have been included within the investing section based on ASC 320-45-11, “Investments — Debt and Equity Securities.” Accordingly, while we do not believe that this amount is material to our Predecessor’s financial statements taken as a whole from a qualitative or quantitative perspective (the item does not have an effect on our assets, liabilities, equity or net income, as reported and the amount is not greater than 10% of operating or investing cash flows for the year ended December 31, 2009), we acknowledge that correcting the presentation is appropriate. Therefore, in accordance with ASC Topic 250, “Accounting Changes and Error Corrections,” we have revised the statement of cash flows for the year ended December 31, 2009 and for the six months ended June 30, 2009 to reclassify this amount out of cash flows from operating activities and into cash flows from investing activities. Additionally, we have disclosed this revision in footnote 2(o) to the December 31, 2009 financial statements and in footnote 2(d) to the June 30, 2009 financial statements. Please read pages F-25 and F-49 of the preliminary prospectus.

November 3, 2010 Page 27
Acquired Encore Properties, page F-72
Note 4. Supplemental Oil and Gas Reserve and Standardized Measure Information (Unaudited), page F-73
63.	We note you have not included future income taxes in Encore’s supplemental standardized measure. However, we note future income taxes are included in EXCO’s supplemental standardized measure. Please clarify why these presentations differ.
          Response:
          We respectfully submit that because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure, which we disclose on page 3 (footnote (2)) of the preliminary prospectus. We note that our pro forma standardized measure information disclosed on page F-13 of the preliminary prospectus was also prepared from the same non-taxable perspective. Furthermore, in preparing the Encore supplemental standardized measure disclosure, we followed the same approach because the purpose of the financial statements was for compliance with Rule 3-05 of Regulation S-X for a non-taxable registrant. However, in the Supplemental Oil and Gas Reserve and Standardized Measure information for EXCO disclosed on page F-80, EXCO includes future income taxes in its supplemental standardized measure. Since these financial statements were prepared by EXCO management and the audit report was prepared by its auditors (KPMG) and addressed to EXCO’s board of directors, EXCO prepared the standardized measure disclosure from its perspective, a C-Corporation, as opposed to a pass-through entity perspective.
Engineering Comments
Our Properties, page 2
64.	We note your statement, “Approximately 72% of our estimated reserves as measured by value, based on standardized measure, have had associated production since 1970.” Please revise your presentation of proved reserves here to include the degree of depletion for the properties in each of the four areas, i.e. proved reserves divided by the sum of proved reserves and cumulative production. Include figures for oil, gas and NGL and a comparison of your properties’ degree of depletion with that of Quantum Resource Funds’ 53.5 MMBOE of proved reserves discussed on page 2.
          Response:
          We revised Amendment No. 1 to disclose the degree of depletion for our properties and the Fund’s under the caption “Business and Properties — Properties” beginning on page 147 of the preliminary prospectus. Additionally, we revised the disclosure to include a tabular presentation of this information on page 149 of the preliminary prospectus, and have added a footnote to the presentation of proved reserves on page 3 of the preliminary prospectus, cross-referencing to the table on page 149 of the preliminary prospectus.

November 3, 2010 Page 28
65.	Please expand your discussion to include the extent to which your proved reserves are attributable to enhanced recovery techniques. Include cross references to informative disclosure elsewhere in your document.
          Response:
          We revised the disclosure in Amendment No. 1 to expand our disclosure regarding:
•	proved reserves attributable to secondary recovery techniques in the Permian Basin on page 149 of the preliminary prospectus;

•	secondary recovery techniques in the Mid-Continent region on page 152 of the preliminary prospectus;

•	tertiary recovery techniques in the Gulf Coast region on page 152 of the preliminary prospectus; and

•	a summary description of all of our proved reserves attributable to enhanced recovery techniques on page 153.
66.	Please clarify your statement “...we produced from approximately 2,100 gross wells across our properties, with an average working interest of 25%, and a 66% value-weighted average working interest, based on standardized measure” with an explanation of the method you used to determine the underlined parameter.
          Response:
          We revised Amendment No. 1 to disclose that the value-weighted working interest is equal to the amount determined by dividing (a) the aggregate sum of the products of each property’s working interest and Standardized Measure as of June 30, 2010 by (b) the aggregate Standardized Measure for all properties, as of June 30, 2010. Please read pages 2 and 140.
67.	Please submit to us the petroleum engineering reports — in hard copy and electronic digital format — you used as the basis for your June 30, 2010 proved reserve disclosures. These should include:
•	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of estimated first production for your proved undeveloped properties;

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•	Individual income forecasts for the proved developed and proved undeveloped reserves attributable to each of the two largest fields (net equivalent reserve

November 3, 2010 Page 29
basis) as well as a development schedule for the PUD reserves in these two fields;

•	Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations, analogy well performance) for each of the two fields. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest two fields.
          Please direct these items to:
Ronald M. Winfrey, P.E.
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
(202) 55l-3704-tel
          Response:
          We are have submitted the requested reports supplementally to the Staff in connection with filing Amendment No. 1.
Reserve Data, page 23
68.	Please amend your document to present also the average adjusted oil, gas, and NGL prices used to estimate the disclosed proved reserves.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read page 28 of the preliminary prospectus.
Risk Factors, page 25
Our Estimates of Proved Reserves Attributable to the Partnership Properties That Have Not Been Prepared or Audited By an Independent Reserve Engineering Firm May Not Be As Reliable or As Accurate As Estimates of Proved Reserves Prepared By an Independent Reserve Engineering Firm, page 33
69.	We note your statement, “Our internal estimates of proved reserves may differ materially from independent proved reserve estimates as a result of the estimation process employed by an independent reserve engineering firm. Our internal proved reserve estimates are based upon various assumptions, including assumptions required by the SEC related to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.” Please explain to us the

November 3, 2010 Page 30
processes used by your third party engineer that could result in proved reserve estimates that are materially different from yours. Address the requirement that proved reserves are reasonably certain of economic recovery, regardless of estimation processes employed.
          Response:
          Internal estimates of proved reserves may differ materially from independent proved reserve estimates as a result of a variety of factors. For example, projecting future production declines for proved developed producing (“PDP”) properties requires judgment on the part of the individual engineer to determine a trend that he feels best represents the historical performance as it relates to the future performance of the asset. This could result in different reserves and value determination by the engineers. Performance of PDP assets is often used for analogy to determine proved undeveloped (“PUD”) reserves which could then vary based on the engineer’s PDP assessment. Additional factors that could affect the evaluation of PUD reserves are the methodology employed (deterministic or probabilistic) and the engineer’s assessment of risk due to geologic and/or reservoir factors. An example of this occurs in our Fuhrman Mascho evaluation, where a difference in opinion of the recovery probability and projected performance of new drill wells resulted in a 200 MBoe downward variance from our internal estimates.
Developing and Producing Oil and Natural Gas Are Costly and High-Risk Activities with Many Uncertainties That Could Adversely Affect Our Financial Condition or Results of Operations and, As a Result, Our Ability to Pay Distributions to Our Unitholders, page 34
70.	Please amend your document to disclose the consequences of loss of hydrocarbon containment during drilling, transportation, or processing.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read page 39 of the preliminary prospectus.
Because We Do Not Control the Development of Certain of the Properties in Which We Own Interests, but Do Not Operate, Including Our Overriding Oil Royalty Interest in the Jay Field, We May Not Be Able to Achieve Any Production from These Properties in a Timely Manner, page 40
71.	We note your statement, “As of June 30, 2010, approximately 17% of our estimated proved reserves, as determined by value based on standardised [sic] measure, were attributable to properties for which we were not the operator, including our overriding oil royalty interest in the Jay Field.” Please expand this to disclose the portion of your estimated proved undeveloped reserves that are attributed to non-operated properties.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read page 44 of the preliminary prospectus.

November 3, 2010 Page 31
Business and Properties, page 134
Internal Quantum Resources Management Person, page 148
72.	Please amend your document to identify the qualifications of the technical person responsible for overseeing the third party engineering audit.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read page 155 of the preliminary prospectus.
Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8
Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
73.	We note your statement, “Management believes the reserve estimates presented herein, prepared in accordance with generally accepted engineering and evaluation principles consistently applied, are reasonable.” While we understand that there are fundamentals of physics, mathematics, and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.
          Response:
          In the February 19, 2007 publication of the Society of Petroleum Engineers (the “SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (SPE 2007 Standards), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted petroleum engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.
          Other than the SPE 2007 Standards, we are not aware, and Miller and Lents, Ltd. (“Miller and Lents”) informs us that it is not aware, of an official reference or compilation that prescribes a concise list of “generally accepted petroleum engineering and evaluation principles.” Both we and Miller and Lents generally rely on the SPE 2007 Standards, the Commission regulations and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and consult textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted petroleum engineering and evaluation principles.”

November 3, 2010 Page 32
          The estimates in the report of Miller and Lents included as Appendix C to the Registration Statement were prepared using generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission. We revised the disclosure in Amendment No. 1 to refer to the SPE 2007 Standards. Please read page F-12 of the preliminary prospectus.
Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-13
74.	We note your statement, “Certain properties that were not classified as proved reserves by Denbury have now been classified as proved reserves in accordance with SEC guidelines by the Partnership’s management.” Please tell us the quantities of proved reserves added and the circumstances that allowed you to reclassify these additions.
          Response:
          On June 30, 2010, our predecessor recorded two projects within the Partnership Properties as proved undeveloped reserves that were not previously recognized by Denbury as proved reserves. We supplementally provided the Staff cash flow projections for both projects in connection with filing Amendment No. 1. Below is a brief description of each project.
          A. Fuhrman Mascho Section 21 Infill and Waterflood Uplift
          Our leasehold in Fuhrman Mascho Field is comprised of 3 contiguous sections: Sections 22, Section 19, and Section 21. Infill drilling and corresponding water injection well conversion work was already implemented by Denbury in Section 22 and the corresponding reserves recorded as proved by Miller & Lents. An identical infill drilling and injection well conversion and waterflood response project in Section 19 was recorded by Denbury as proved undeveloped, which project is expected to begin in early 2012.
          We determined from additional technical evaluation that Section 21 has comparable reservoir characteristics as Sections 22 and 19; therefore, we recorded the Section 21 project as proved undeveloped reserves. The Section 21 infill drilling and waterflood response project is currently scheduled to begin in 2014, following the completion of the Section 19 project.
          Net reserves for the Section 21 project are 2.4 MMBbl and 1.3 BCF (approximately 2.6 MMBOE) and will require a total investment of approximately $27.7 million. Additional technical information is detailed in Fuhrman Field discussion offered in our response to Comment 67.
          Denbury previously recognized approximately half of the infill locations and the related waterflood response as probable.
          B. Overton Horizontal Cotton Valley Infills
          The Cotton Valley has been successfully developed via vertical wells by several operators, the most notable being Southwestern Energy Company, over the past 10 to 15 years.

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Recently, however, CW Resources, Inc. and Wagner & Brown, Ltd. have demonstrated great success with horizontal Cotton Valley wells. Through geological and engineering studies, we concluded that similar horizontal Cotton Valley potential exists on a portion of our Overton leasehold. Consequently, we recorded reserves related to two horizontal infills. These wells are not scheduled to be drilled until 2014 and 2015 in anticipation of a strengthening in gas prices.
          Net reserves for the 2 wells are 66 MBbls and 6.6 Bcf (1.16 MMBoe) and will require a total investment of approximately $9.6 million.
          We believe Denbury elected not to recognize this potential because the horizontal play was relatively new, as well as the company’s overall focus on tertiary oil recovery.
75.	We note the disclosure of benchmark pricing: $61.18 per barrel of oil and $3.83 per MMBtu of natural gas. Please amend your document to disclose the average adjusted prices used to determine proved reserves and the associated standardized measure. This comment applies also to the standardized measure presented on pages F-67, F-74 and F-80.
          Response:
          We revised the disclosure in Amendment No. 1 accordingly. Please read pages F-13, F-68 and F-75 of the preliminary prospectus.
Appendix C – Miller and Lents Report
76.	Please amend your document to present a third party engineering report that discloses:
•	The purpose for which the report was prepared and for whom it was prepared;

•	The date on which the report was completed;

•	The geographic areas in which the covered reserves are located;

•	The benchmark and average adjusted oil, gas, and NGL prices used in the estimation of your proved reserves;

•	A discussion regarding the inherent uncertainties of reserves estimates that expands on the “generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information”;

•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. Please expand on “our informed judgments based on accepted standards of professional investigation”; and

•	The percent difference between your proved reserve estimates for the audited properties and those of your third party engineer.

November 3, 2010 Page 34
          Response:
          Miller & Lents has prepared a revised summary of our estimated reserves as of June 30, 2010 (the “Revised Summary”) that we have filed as Appendix C to Amendment No. 1 to address the Staff’s comment.
a. The purpose for which the report was prepared and for whom it was prepared;
          Miller & Lents has specifically stated the purpose of the report in the Revised Summary by adding the following text as the second sentence of paragraph one on page one:
“This report has been prepared for use in connection with QR Energy’s Registration Statement on Form S-1 and other such purposes as may be required by QR Energy.”
b. The date on which the report was completed;
          Response: The date of the completion of the report is the date that the Revised Summary was issued; November 2, 2010. This date is shown on line one of page one of the Revised Summary.
c. The geographic areas in which the covered reserves are located;
          Response: The reserves are described as being located in “Alabama, Arkansas, Florida, Kansas, Louisiana, Oklahoma, Mew Mexico and Texas, within the continental United States” on lines 1 and 2 of the first full paragraph on page 2 of the Revised Summary. This is consistent with the definition of the term “geographic area” in Subpart 229.1201.d.1 which notes that disclosure should be “(1) By individual country; (2) By groups of countries within a continent; or (3) By continent.”
d. The benchmark and average adjusted oil, gas and NGL prices used in the estimation of your proved reserves;
          Response: Miller & Lents included in the Revised Summary the benchmark and average adjusted oil, gas and NGL prices used in the estimation of proved reserves. The following text has been added after the first sentence of the first full paragraph on page two:
“QR Energy used benchmark prices of $75.76 per barrel based on the West Texas Intermediate Spot Price at Cushing, Oklahoma and $4.10 per MMBtu based on the Henry Hub Spot Price for their reserves estimate. NGL prices were based on differentials to the oil price.”
e. A discussion regarding the inherent uncertainties of reserves estimates that expands on “generally recognized uncertainties associated with the interpretation of geological, geophysical and engineering information”;
          Response: Miller & Lents included an expanded discussion with regards to the referenced phrase in the Revised Summary. Beginning in the fourth line of the last paragraph of page two, Miller and Lents state that the evaluations presented in the Revised Summary:

November 3, 2010 Page 35
“...are subject to the inherently imprecise nature of reserves estimation and other reserves information as described in [the Standards Pertaining to the Estimating and Auditing of Oil and Gas Information Approved by SPE Board in 2001, revised as of February 19, 2007].”
f. A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report. Please expand on “our informed judgments based on accepted standards of professional investigation”; and
          Response: Miller & Lents has revised the first sentence of the fourth full paragraph on page two to read:
“Reserves estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field as necessary to prepare the report.”
Additionally, in the Revised Summary, Miller & Lents has expanded discussion with regards to the referenced phrase, “our informed judgments based on accepted standards of professional investigation” in the Revised Summary. Miller & Lents revised the referenced phrase, found in the second line of the last paragraph on page two, to read:
“our informed judgments based on accepted standards for estimated reserves as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Information Approved by SPE Board in 2001, revised as of February 19, 2007”
g. The percent difference between your proved reserve estimates for the audited properties and those of the third party engineer.
          Response: Subpart 229.1202.a.9 states that Miller & Lents should render an opinion about the “reasonableness of the estimated reserves quantities.” In the Revised Summary, Miller & Lents has described the test used to determine reasonableness in the second line of page two with the following:
“...(3) the results of those estimates and projections are, in the aggregate, reasonable and within an MLL audit tolerance of plus or minus ten percent.”
77.	We note the report states, “We made independent estimates for 99 percent of the proved reserves estimated by Quantum” and “...we reviewed the pertinent available engineering, geological, and accounting information for each well or designated property to satisfy ourselves that Quantum’s estimates of reserves and future production forecasts and economic projections are, in the aggregate, reasonable. We independently selected a sampling of properties in each region.” It seems inconsistent that that the third party sampled properties in each region while it also made

November 3, 2010 Page 36
independent estimates of 99% of the proved reserves. Please explain this to us and amend your document if it is appropriate.
          Response:
          The statement in the summary included as Appendix C to the initial filing that read “We independently selected a sampling of the properties in each region” was intended to inform the reader that the selection of properties that were included and excluded in the audit was solely within the discretion of Miller & Lents, but not to suggest that the proportion of properties reviewed was in contradiction with Miller & Lents’ use of 99 percent of the proved reserves estimated by QR Energy. To clarify the point regarding the discretion of Miller & Lents in selecting properties to include in the audit, in the Revised Summary, Miller & Lents replaced the phrase in question with the following text as the second sentence of the third full paragraph on page two:
“We independently selected the properties that were included in the audit.”

November 3, 2010 Page 37
          Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Jeffery K. Malonson at Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours,
By:	/s/ Jeffery K. Malonson
Jeffery K. Malonson

Enclosures

cc:	John P. Lucas , Securities and Exchange Commission
Gregory S. Roden, QRE GP, LLC
Douglas E. McWilliams, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Timothy C. Langenkamp, Andrews Kurth LLP